Philip D. Ameen
Senior Vice President and Controller

General Electric Capital Services, Inc.
3135 Easton Turnpike
Fairfield, CT 06828
USA

T 203 373 2458
F 203 373 3005
pameen@ge.com

Via FedEx and EDGAR

December 9, 2005

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       General Electric Capital Services, Inc.
    Form 10-K/A for Fiscal Year Ended December 31, 2004
    Filed May 6, 2005
    File No. 0-14804

Dear Mr. Cline:

We are responding to your comment letter dated November 16, 2005, to James A. Parke, Chief Financial Officer of General Electric Capital Services, Inc. (“GECS”) relating to the above documents. For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

December 31, 2004 Form 10-K/A

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.
We note financing receivables increased 14% from 2003 to 2004 while your allowance for losses decreased 10% during the same period. Please revise to discuss the reasons for the decrease in your allowance specifically identifying significant trends and other internal and external factors which impacted your allowance and related provision for losses on financing receivables.

Response

In future filings we will include a discussion identifying relevant trends and other factors that affect our allowance and related provision for losses on financing receivables.

We supplementally advise the Staff that our consolidated allowance for losses as a percentage of financing receivables decreased from 2.46% to 1.96% in 2004 as a result of the following:

•
33 basis points as a result of standardization of our global write-off policy for delinquent, fully-reserved amounts in our Consumer Finance portfolio, reducing both the gross receivable and the reserve.

•	12 basis points as a result of acquiring the $17.2 billion portfolios of AFIG and WMC, secured loans with losses much lower than the average in our portfolio.
•	5 basis points as a result of industry-wide credit improvement during the year.

December 9, 2005	Page 2
Mr. Paul Cline
Senior Accountant

Investment Securities, page 28

2.
We note your disclosure that of the available-for-sale securities with unrealized losses at December 31, 2004, approximately $0.1 billion was at risk of being charged to earnings in the next 12 months. We also note your disclosure that you regularly review investment securities for impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline, your intent and ability to hold to recovery and the financial health of and specific prospects for the issuer. Please revise to disclose the specific criteria that a security must meet to be considered at risk of being charged to earnings in the next 12 months and the specific criteria that a security must meet to be charged to earnings.

Response

We regularly review investment securities for impairment in accordance with our impairment policy, which includes both quantitative and qualitative criteria. Quantitative criteria include length of time and amount that each security is in an unrealized loss position, and for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Our qualitative criteria include the financial strength and specific prospects for the issuer as well as our intent and ability to hold the security to maturity or until forecasted recovery. Our impairment reviews involve our finance, risk and asset management teams, as well as the portfolio management and research capabilities of our internal and third party asset managers, as required. Our qualitative review attempts to identify those issuers with a greater than 50% chance of default in the coming twelve months. These securities are characterized as “at-risk” of impairment.

In future filings we will revise our disclosure as provided above.

Consolidated Financial Statements, page 43

General

3.	Please revise to disclose the impact that recently issued accounting standards will have on your financial statements when adopted in a future period. Refer to SAB Topic 11:M.

Response

There were no issued accounting standards at December 31, 2004, that we had not adopted that would have had a material effect on future financial statements.

Sales of Subsidiary Stock

4.	Please revise to present gains and losses from your sale of Genworth and Gecis subsidiary stock as a separate line item in your statement of earnings. Refer to Question 6 of SAB Topic 5:H.

Response

SAB Topic 5:H applies to issuances of stock by subsidiaries that received and retained the proceeds. Separate reporting of gains and losses of our sales of Genworth and Gecis shares under that guidance would not be required because the transactions in question were our direct sales of our owned shares. We registered and sold Genworth shares in the public market; we sold our Gecis shares to a financial investor.

December 9, 2005	Page 3
Mr. Paul Cline
Senior Accountant

5.	Please revise your footnotes to disclose your accounting method for issuances of a subsidiary’s stock including how gains and losses are determined. Refer to Question 6 of SAB Topic 5:H.

Response

We will include disclosure along the following lines in our Summary of Significant Accounting Policies in future filings:

“Sales of Stock by Affiliates
We record gains or losses on sales by an affiliate of its own shares as revenue unless realization of gains is not reasonably assured, in which case we record the results in shareowner’s equity.”

6.	Please revise your footnotes to describe your issuances of a subsidiary’s stock during all periods presented. The footnote should clearly describe the transaction and disclose:

•	the subsidiary and nature of operations;

•	the number of shares issued;

•	the price per share, the total dollar amount and nature of consideration received;

•	the percentage of ownership before and after the transaction; and

•	whether deferred income taxes have been provided on gains recognized and, if no provision has been recorded, a clear explanation of the reasons.

Refer to Question 6 of SAB Topic 5:H.

Response
We will provide the requested disclosures in future filings.

7.
We note you recorded a loss on the sale of shares of Genworth Financial, Inc. Please revise to disclose how you considered the guidance in SAB Topic 5:H and SFAS 144 in determining whether your remaining investment in the subsidiary was impaired.

Response

We supplementally advise the Staff that we assessed the potential for impairment of our remaining interest in Genworth at the time of the direct sale of our owned shares (“the sale”) and concluded that our remaining investment was not impaired. Our reasonable expectation was that the market would react favorably following the IPO as investors became familiar with Genworth Financial, Inc. We maintained control over the timing of any future Genworth share sales. While we intended to reduce our ownership to less than 50% over the ensuing two years, we were not, then or now, obligated to sell any of our remaining shares. The nature and extent of our further sales was subject to future market conditions. During the period we were holding the remaining Genworth shares, they were generating substantial earnings that were more than sufficient to recover our investment.

December 9, 2005	Page 4
Mr. Paul Cline
Senior Accountant

We also believe that any impairment risk at the initial sale date became irrelevant as our expectations were fulfilled and the price of Genworth shares increased (up 20%, 22% and 41% over the initial sale price at the ends of the second, third and fourth quarters of 2004, respectively). Within thirty days of the initial sale, Genworth’s share price exceeded the basis of our remaining interest. That subsequent price increase indicates clearly that no material risk or uncertainty existed as of those dates that would warrant MD&A disclosure.

Related Party Transactions

8.
We note your disclosures of receivables (pg. 31) and borrowings (pg. 68) with your parent. Please revise to disclose all related party transactions on the face of your balance sheet, income statement and statement of cash flows and disclose all material related party transaction in your footnotes. Refer to Rule 4-08(k) of Regulation S-X and SFAS 57.

Response

In future filings we will disclose material related party transactions.

Acquisitions

9.	Please revise to disclose the information required by paragraphs 51-57 of SFAS 141 related to your acquisitions.

Response

We supplementally advise the Staff that there were no acquisitions in 2004 or 2003 that required SFAS 141 disclosures, individually or in the aggregate. In both years we did voluntarily disclose in management’s discussion and analysis the consequences of these acquisitions on important trends.

Preferred Stock

10.
We note your disclosure on page 36 which refers to redemption of certain preferred stock. Please revise to disclose the amount of and redemption requirements for all issues of capital stock that are redeemable at fixed or determinable prices on fixed or determinable dates in each of the five years following the date of the latest statement of financial position presented. Refer to SFAS 129.

Response

We did not have preferred stock that is redeemable at fixed or determinable prices on fixed or determinable dates within the next five years. For all preferred stock that specified redemption on fixed or determinable dates, the dates were 2012 or later. Accordingly, we did not have any instruments subject to the disclosure requirements of SFAS 129. Please see response to question 11 below.

11.	Please revise to disclose how you consider the guidance of SFAS 150 in determining the classification and measurement of your preferred stock.

December 9, 2005	Page 5
Mr. Paul Cline
Senior Accountant

Response

We supplementally advise the Staff that approximately $140 million of our outstanding preferred stock met the definition of a liability and was reclassified to liabilities upon adoption of SFAS 150 in July 2003. In future filings we will modify our disclosure in the Minority Interest footnote along the following lines (additions underscored):

“Minority interest in equity of consolidated affiliates includes common shares in consolidated affiliates and preferred stock issued by GE Capital and by affiliates of GE Capital. Preferred shares that we are required to redeem at a specified or determinable date are classified as liabilities.”

Note 1. Summary of Significant Accounting Policies

General

12.	Please revise to disclose your accounting policy related to your advances to associated companies.

Response

We propose to include disclosure along the following lines as part of our Summary of Significant Accounting Policies in future filings:

“Other Receivables
The carrying amounts for certain receivables reported as “Other Receivables” (comprising nonfinancing customer receivables, accrued investment income, amounts due from GE, amounts due under operating leases, receivables due on sale of securities and various sundry items) as well as advances to associated companies reported as “Other Assets” are net of an allowance for losses that represents our best estimate of probable losses inherent in such assets. Advances to associated companies are also adjusted to record losses that exceed our related investments.”

Revenues from Services (Earned Income), page 50

13.	Please revise to disclose how you consider the following when initially estimating unguaranteed residual values:

•	provisions to escalate minimum lease payments;

•	guarantees by a third party related to the lessee;

•	guarantees by a third party related to the lessor;

•	guarantees of rental payments beyond the lease term by a third party unrelated to either the lessee or the lessor; and

•	renewals or other extensions.

Response

In future filings we will modify our disclosure to address certain factors we consider when initially estimating unguaranteed residual values.

We supplementally advise the Staff of the following policies:

December 9, 2005	Page 6
Mr. Paul Cline
Senior Accountant

•	provisions to escalate minimum lease payments have no effect on our estimates of unguaranteed residual values;

•	guarantees by a third party related to the lessee are accounted for like lessee guarantees, that is, they are treated like minimum lease payments;

•	guarantees by a third party related to the lessor are not relevant to either lease classification or estimates of residual value;

•	guarantees of rental payments beyond the lease term by a third party unrelated to either the lessee or the lessor are treated like minimum lease payments; and

•
renewals or other extensions generally do not affect our lease accounting, but in certain limited circumstances at inception of small homogeneous leases of equipment not having quoted used market information, we use information about cash flows beyond lease termination in estimating unguaranteed residual values.

Losses on Financing Receivables, page 50

14.
It is difficult to understand your allowance for loss policies related to your financing portfolio. You seem to disclose policies for certain sub-portfolios of your commercial and consumer portfolios without identifying policies for the remainder of your portfolio. Please revise to disclose your policies for determining the allowance for loss on the entire financing receivables portfolio and/or specifically cross-reference your policies to each sub-portfolio used in Note 5.

Response

We will clarify our disclosure to clearly indicate that the policy as discussed covers the entire portfolio.

15.	We note real estate secured loans are written down to a percentage of the estimated fair value of the property, less costs to sell, no later than 360 days past due. Please revise to disclose:

•	why you use a percentage of the fair value of the property as opposed to the fair value;

•	how the percentage is determined;

•	the overall percentage of the estimated fair value of the property for loans written down at each period end reported; and

•	what accounting guidance you rely on for this policy.

Response

In future filings we will revise our disclosure along the following lines, “Real estate loans are written down to fair value, less costs to sell.”

Please see response to question 16 below.

December 9, 2005	Page 7
Mr. Paul Cline
Senior Accountant

16.
For each period end reported, please quantify for us the total amount below fair value that real estate secured loans were written down, the actual fair value of the loans and the carrying value of the loans prior to the write downs.

Response

As of December 31, 2004 and 2003, we supplementally advise the Staff that no real estate loans were written down below estimated net realizable fair value.

Please see response to question 15 above.

Note 4. Investment Securities, page 56

17.	Please revise to clarify the nature of the risk and rewards retained by certain non-U.S. insurance contract holders whose debt and equity securities you own.

Response

In future filings, we will clarify the nature of the risk and rewards retained by certain non-U.S. insurance contract holders whose debt and equity securities we own.

We supplementally advise the Staff that certain of our non-U.S. consumer insurance businesses offer products that provide contract holders with returns based on a specified portfolio of investments. We determined in 2004 that such assets were not legally separated from the general account liabilities of the insurance enterprise because they may, in certain limited situations, be available to satisfy general obligations to creditors. We therefore have reported them as investment securities rather than as Separate Accounts.

18.
For your investment securities collateralized by commercial aircraft, please revise to disclose the exact number of months of the unrealized loss and affirmatively state whether you have the intent and ability to hold the investment until a forecasted recovery of fair value up to the cost of your investment or until maturity.

Response

We will provide the requested disclosure in future filings.

19.
Please revise to disclose why you believe the market is valuing your investment securities collateralized by commercial aircraft at a significant discount to the aggregate market values of the aircraft collateral supporting the securities.

Response

Experience in these markets has demonstrated that these securities, which are current on all payment terms, were in an unrealized loss position because of ongoing negative market reaction to difficulties in the commercial airline industry. For these securities, we do not anticipate changes in the timing and amount of estimated cash flows and expect full recovery of our amortized cost.

December 9, 2005	Page 8
Mr. Paul Cline
Senior Accountant

In future filings, we will supplement this disclosure to state that our investment securities collateralized by commercial aircraft are primarily at a discount to market value since the stated interest rate on the security is below what is perceived as a market rate based on the ongoing negative market reaction to difficulties in the commercial airline industry.

Note 5. Financing Receivables (investments in time sales, loans and financing leases) (Restated), page 58

20.	Please revise to disclose the nature of a time sale transaction including a description of how a time sale is different from a loan.

Response

The AICPA Audit and Accounting Guide Audits of Finance Companies, uses this term to refer to loans with fixed maturity dates. We will include this definition in future filings, or remove it from our reports.

21.
Given your history of securitizing financing receivables, please revise to clarify how you considered paragraph 8 of SOP 01-6 in determining whether to classify all or a portion of your finance receivables as held for sale as of December 31, 2004.

Response

In accordance with our accounting policies, we classify receivables that are acquired or originated with the intent to sell as held for sale. All other receivables are reclassified to held for sale in the period in which the decision is made to securitize them, which usually is the same reporting period as the securitization is effected. We will revise our disclosures in the Other Assets footnote along the following lines:

(c) Assets are classified as held for sale on the date a decision has been made to dispose of them through sale, securitization or other means. Such assets consisting primarily of real estate properties and mortgage and credit card receivables are accounted for at the lower of carrying amount or each asset’s estimated fair value less costs to sell.

22.
Please revise to disclose the amount recorded as part of the net investment in direct financing leases for initial direct costs as of each balance sheet date presented. Refer to paragraph 23(a)(i)(c) of SFAS 13.

Response

We will disclose these requested amounts in future filings.

23.
Please revise to disclose separately, pretax income from leveraged leases, the tax effect of pretax income, and the amount of investment tax credit recognized as income during each of the periods presented. Refer to paragraph 47 of SFAS 13.

Response

We will disclose these requested amounts in future filings.

December 9, 2005	Page 9
Mr. Paul Cline
Senior Accountant

Note 10. Other Assets, page 66

24.	We note that you classify certain assets as held for sale. Please revise to clarify the nature of these assets.

Response

We will comply with the Staff’s request in future filings by providing additional disclosure to Note 10, Other Assets, along the following lines:

(c) Assets are classified as held for sale on the date a decision has been made to dispose of them through sale, securitization or other means. Such assets consisting primarily of real estate properties and mortgage and credit card receivables are accounted for at the lower of carrying amount or each asset’s estimated fair value less costs to sell.

Note 17. Supplemental Cash Flows Information, page 75

25.	Please tell us how you considered the guidance in paragraph 9 of SFAS 102 in determining the appropriate classification of cash flows related to the acquisition and sale of finance receivables.

Response

As required by paragraph 9 of SFAS 102, finance receivables acquired specifically for resale in the near term are classified as assets held for sale, and the related cash flows are classified as operating cash flows. Finance receivables that are not acquired for resale are classified as Financing Receivables, and the related cash flows are classified as investing cash flows regardless of any future change in the purpose for which such loans are held.

26.	Please reconcile for us the 2004 and 2003 cash inflows from sales of financing receivables on page 76 to your securitization cash flow disclosures on page 85.

Response

We supplementally advise the Staff that in preparing the data for this response we found that our process for accumulating this information had failed to distinguish $13,329 million of proceeds from credit card securitizations, which were included in the caption, “net change in credit card receivables” rather than the caption, “sales of financing receivables.” We will correct this in our next filing, but do not believe amendment of the previous filing is necessary since the reclassification will remain within the financing receivables portion of Cash Flows from Investing Activities. The complete reconciliation of amounts on page 76 to our disclosure on page 85 follows:

(In millions)	2004	2003

Cash flows related to sales financing receivables per note 17	$31,487	$36,009

Credit card securitizations (included in net change in credit card receivables)	13,329	-
Loan sales and other adjustments	(2,992)	(1,894)
Securitization of assets held for sale (reported in CFOA)	2,839	1,140
Securitization of insurance receivables (reported in All Other Investing)	-	752
Cash flows related to securitizations per note 20(a)	$44,663	$36,007

(a) Sum of the captions: “Cash proceeds from securitization” and “Proceeds from collections reinvested in new receivables.”

December 9, 2005	Page 10
Mr. Paul Cline
Senior Accountant

Note 19. Derivatives and Other Financial Instruments, page 77

27.
Please revise to disclose the net derivative amount recorded on your balance sheet as of the period end based on the nature of the hedging relationship. For each hedge relationship disclose the following:

•	the type of derivative used (interest rate swap, interest rate option, currency forward, etc.);

•	the item being hedged;

•	whether you have designated the derivative as a hedge in accordance with SFAS 133;

•	the type of SFAS 133 hedge (fair value, cash flow, etc.); and

•	how you assess effectiveness for each SFAS 133 hedge relationship.

Response

In future filings we will include the requested disclosures.

28.	For each SFAS 133 hedge relationship identified above for which you use the short-cut method of assessing hedge ineffectiveness, please provide us with the following information:

•	clearly explain the terms of the hedged items;

•	clearly explain the terms of the interest rate swap used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged items; and

•	for each type of hedged item, tell us how you met the requirements of paragraph 68 of SFAS 133.

Response

We supplementally advise the Staff that we apply the short-cut method of accounting to recognized interest bearing assets and interest bearing liabilities. The hedged assets and liabilities have either a fixed rate of interest and are designated in a fair value hedging relationship or have a floating rate of interest and are designated in a cash flow hedging relationship.

The terms of the interest rate swaps match the terms of the recognized interest rate bearing assets or liabilities. Specifically, we ensure that:

1.	The notional amounts of the swap and hedged item match.
2.	The fair value of the swap is zero at inception of the hedging relationship.
3.	The fixed rate of the swap is the same throughout the term, and the variable rate includes the same constant adjustment or no adjustment.
4.	The hedged item is not prepayable, except as provided for in paragraph 68(d) and DIG Issues E6 and E20.
5.	The index on which the variable leg of the swap is based matches the benchmark interest rate.

December 9, 2005	Page 11
Mr. Paul Cline
Senior Accountant

6.	There are no other terms in the swap or the hedged item that are atypical and would cause the assumption of no ineffectiveness to be invalid.
7.	The maturity date of the swap and hedged item match. (For fair value hedges only)
8.	There is no floor or cap on the variable interest rate leg of the swap. (For fair value hedges only)
9.	The interval between repricings of the variable leg of the swap is no longer than six months. (For fair value hedges only)
10.	All cash flows on the hedged item during the term of the swap are designated as hedged. (For cash flow hedges only)
11.	There is no floor or cap on the variable interest rate of the swap unless the variable-rate asset or liability has a floor or cap. (For cash flow hedges only)
12.	The repricing dates for the swap and the hedged item match. (For cash flow hedges only)

We have a rigorous review process to determine that the terms of the derivative match the hedged item, as specified above. The process begins with the trade request. The trader uses the terms of the hedged item that are attached to the derivative request to determine the terms of the derivative and ensure the terms match. At the end of every day, an individual from the technical accounting team and the operational accounting team review the terms of the trade to confirm that the terms match and that the trade was designated properly as a cash flow or fair value hedge. To the extent an individual identifies a non-matched term, the trader receives notification that the trade has been rejected. Upon such notification, the trader either corrects what was an input error or immediately notifies the bank in order to make the appropriate changes to the trade such that the terms match.

29.
We note the maximum term of derivative instruments that hedge forecasted transactions was 23 years and related to hedges of anticipated bond purchases in the Insurance business. Please revise to disclose how you determined that the occurrence of the hedged forecasted transaction is probable.

Response

Purchases of the bonds over the forecast period covered by the hedges is probable because the cash flows used to make those purchases will be provided by contractual premiums. These premiums will be received on a portion of the long-term care policies issued by the business. We supplementally advise the Staff that the business that engaged in these long-term hedging arrangements is part of our discontinued insurance operations and therefore no longer a consolidated subsidiary of GECS as of the fourth quarter of 2005. Accordingly, we will no longer have disclosures related to these arrangements in our future filings.

September 30, 2005 Form 10-Q

30.
Please tell us how you accounted for the secondary public offerings of Class A Common Stock of Genworth Financial, Inc. (Genworth) during 2005 and the related repurchase by Genworth directly from you of its’ Class B Common Stock. Please tell us the accounting guidance on which you rely.

Response

In May 2004, GECS sold approximately 30% of its investment in Genworth’s Class B common stock to the public. The Class B common stock converted to Class A common stock upon sale to the public. In March and September 2005, GECS continued selling its investment in Genworth Class B common stock to the public, reducing its investment in Genworth common stock to approximately 27% at September 30, 2005. In each transaction, GECS, as the parent company, sold its investment in Genworth Class B common stock and directly received cash proceeds. These transactions did not involve issuances of stock by a GECS subsidiary that received and retained the proceeds.

December 9, 2005	Page 12
Mr. Paul Cline
Senior Accountant

In conjunction with the March 2005 sale, Genworth repurchased some of its Class B common stock from GECS. GECS directly received cash proceeds and recognized a gain on this transaction only to the extent of the minority interest in Genworth. We relied on EITF 01-2, paragraph 6, which observes that gain recognition is appropriate in a “partial sale (to minority shareholders....),” but limited to that portion sold, or in our case, to the extent of the minority interest in Genworth.

31.
Please explain to us how the market changed such that you recorded a loss of $388 million on the initial public offering of Genworth in the second quarter of 2004 and total gains of $585 million related to the secondary offerings in 2005.

Response

We supplementally advise the Staff that as discussed in question 7 above, the market has continued to react favorably to Genworth as a public company. Genworth’s share price was up 76% from the initial sales price to September 30, 2005. Genworth has continued to perform well in this market, with share price up 27% in the last twelve months compared with 22% for its industry group.

32.
Please reconcile the “Revenues in GE”, “Segment Profit in GE” and “Total Assets in GE” segment information on page 16 to the “Revenues”, “Segment Profit” and “Total Assets” line items in the preceding table.

Response

We supplementally advise the Staff that in addition to providing segment totals, we have also provided supplemental information for certain product lines within certain segments. The line items on page 16 “Revenues,”“Segment profit” and “Total assets” represent GE Commercial Finance segment level totals. The line items on page 16 “Revenues in GE,”“Segment profit in GE” and “Total assets in GE” represent supplemental information about certain product lines contained within the GE Commercial Finance segment. For example, revenues for the three months ended September 30, 2005, for the GE Commercial Finance segment totaled $12,190 million. The GE Commercial Finance product lines included in this total are Capital Solutions ($2,834 million), Insurance ($6,776 million) and Real Estate ($1,022 million), which are disclosed on page 16 as well as other GE Commercial Finance product lines that are not supplementally disclosed ($1,558 million). This reconciliation example is the same for all periods included on page 16, that is, the difference between the supplemental information and the segment totals relate to other GE Commercial Finance product lines that are not supplementally disclosed.

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December 9, 2005	Page 13
Mr. Paul Cline
Senior Accountant

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, we provided a copy of this letter to Michael Volley. Should you have any questions regarding this matter, please contact Phil Ameen at
(203) 373-2458.

GENERAL ELECTRIC CAPITAL SERVICES, INC.
/s/ Philip D. Ameen
Philip D. Ameen
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company and Chief
Executive Officer, General Electric Capital Services, Inc.
K. S. Sherin, Senior Vice President, Finance and Chief Financial Officer, General Electric Company
M. A. Neal, Chairman, General Electric Capital Services, Inc.
J. A. Parke, Vice Chairman and Chief Financial Officer, General Electric Capital Services, Inc.
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Chief Corporate and Securities Counsel; Chairman, Disclosure Committee,
General Electric Company
D. Schmitt, Partner, KPMG